April 2, 2024

VIA EDGAR

Ms. Christina Chalk, Senior Special Counsel

Mr. Brian Soares, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Arkhouse Management Co. LP
Macy's, Inc.
PREC14A filed by Arkhouse Management Co. LP et al.
Filed March 14, 2024
File No. 001-13536

Dear Ms. Chalk and Mr. Soares:

This letter, which is being submitted on behalf of Arkhouse Management Co. LP (“Arkhouse”) and the other filing persons (together with Arkhouse, the “Filing Persons”) named in the above-referenced Preliminary Proxy Statement filed with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2024 (the “Preliminary Proxy Statement”), responds to the comments of the staff (the “Staff”) of the SEC contained in your letter dated March 21, 2024 (the “Comment Letter”) with respect to the Preliminary Proxy Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement. The Filing Persons have also today filed a revised preliminary proxy statement on Schedule PRRN14A (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the Filing Persons’ response thereto.

Background to this Solicitation, page 4

1.	We note your reference to Jefferies' materials at a virtual meeting on December 19 "that reflected 50% equity financing for the Acquisition Proposal." However, the Company’s preliminary proxy statement (page 12) states that the Jeffries' materials reflected a proposed common equity contribution of only 25% of required capital. Please advise or revise.

Response: In response to the Staff’s comment, the Filing Persons have expanded the disclosure on page 4 of the Revised Preliminary Proxy Statement to clarify that the 50% equity financing for the Acquisition Proposal included on the sources and uses schedule screen-shared by Jefferies at the virtual meeting on December 19, 2024 consisted of 25% common equity and 25% preferred equity.

April 2, 2024

2.	Clarify whether, if elected, the Arkhouse Nominees will advocate for an "auction process" or other method of identifying other potential buyers for the Company, in addition to advocating for substantive engagement with respect to the Acquisition Proposal. The current reference to a "strategic review process for the Company" is unclear.

Response: The Filing Persons respectfully note that applicable fiduciary duties of members of a board of directors under Delaware law generally do not require that a board conduct an auction process in order to sell a Delaware company, especially in a situation (such as this one) where the market has already been made well aware for an extended period of time that the Company might be sold. The Filing Persons also believe the wording of the Preliminary Proxy Statement was clear that a strategic review process need not necessarily involve an auction because it included a reference to other strategic transaction proposals that may be made to the Company “from time to time”. The Filing Persons further note that while a strategic review process can and often does result in a determination to market and/or sell a company, it can also result in a determination that the applicable company should pursue other courses of action.

In response to the Staff’s comment, the Filing Persons have, however, added the following clarifying parenthetical where the Revised Preliminary Proxy Statement discusses a strategic review process: “(the substance of any which such process would need to be determined by the newly-elected Board in consultation with its advisors and has not been discussed between the Arkhouse Parties and the Arkhouse Nominees, but could potentially result in a determination that the Company should be sold, pursuant to an auction process or another means consistent with the Board’s fiduciary duties under Delaware law)”.

How do proxies work?, page 20

3.	Refer to the following disclosure which appears in multiple places throughout the proxy statement, including on the form of proxy card: "IF YOU RETURN A VALID BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM AND DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON PROPOSAL 1, THE SHARES OF COMMON STOCK REPRESENTED THEREBY WILL BE VOTED “FOR” THE ELECTION OF EACH OF THE NINE ARKHOUSE NOMINEES, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES (I.E. [·], [·], [·], [·], [·], [·], [·], [·] and [·]), AND “WITHHOLD” ON THE ELECTION OF THE ACCEPTABLE COMPANY NOMINEES (I.E. [·], [·], [·], [·] AND [·])." Please revise to clarify that you are referring to a scenario where a shareholder returns a signed proxy card but does not vote for one single director nominee (versus a situation where the shareholder votes for some but fewer than fourteen nominees which is addressed in the last paragraph on page 20). The word "ANY" as used above is unclear in this regard. Please make corresponding changes to clarify throughout the proxy statement and on the proxy card. In this regard, the disclosure in the third from the last paragraph on page 30 is much clearer on this point.

Response: In response to the Staff’s comment, the Filing Persons have revised their disclosure relating to the Arkhouse Parties’ discretionary authority in the Revised Preliminary Proxy Statement to clarify that proxies will be voted “FOR” the election of each of the nine Arkhouse Nominees and “WITHHOLD” on the election of the Opposed Company Nominees and the Other Company Nominees (previously defined as the “Acceptable Company Nominees”) where a stockholder returns a signed proxy card but does not mark a vote with respect to “any of the nominees”.

April 2, 2024

Proposal 1: Election of Arkhouse Nominees, page 25

4.	State here that directors will be elected by a plurality vote, as noted on page 22.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 24 of the Revised Preliminary Proxy Statement to state that directors will be elected by a plurality vote.

5.	Revise the title of this proposal, consistent with the title on the form of proxy you filed, to reflect that it relates to the election of directors, which may include Company nominees in addition to the Arkhouse Nominees.

Response: In response to the Staff’s comment, the Filing Persons have revised the title of Proposal 1 on page 24 of the Revised Preliminary Proxy Statement to read “ELECTION OF DIRECTORS”.

6.	Expand to identify all of the director election candidates, including the Acceptable and the Opposed Company Nominees. Explain why you characterize some of the Company nominees as "acceptable" but are not recommending that shareholders vote for those nominees and why you are opposing certain other Company nominees.

Response: In response to the Staff’s comment, the Filing Persons have updated the Revised Preliminary Proxy Statement to explain their reasons for opposing the Opposed Company Nominees and for not opposing (and making no recommendation with respect to the election of) the Other Company Nominees. However, the Filing Persons respectfully advise the Staff that the Arkhouse Parties are still in the process of finalizing the identity of the Opposed Company Nominees and the Other Company Nominees and anticipate only being in a position to do so at the time the Filing Persons file a definitive proxy statement. Additionally, being required to identify the Opposed Company Nominees and the Other Company Nominees prior to the definitive filing will place the Arkhouse Parties at a strategic disadvantage in relation to the Company which faces no such issues. Considering this, and in light of the fact that the Staff has traditionally (in our experience), in the context of the pre-universal proxy card short slate regime, allowed dissidents to withhold the identity of opposed company nominees prior to making a definitive filing, we feel the approach taken by the Filing Persons comports with prior Staff practice and Rule 14a-19, and provides the Staff with the ability to review the Filing Person’s proxy card, at the preliminary stage, for compliance with the font, style and size requirements set forth in Rule 14a-19(e)(5), and for any other material disclosure purposes, without disadvantaging the Filing Persons in a way that the Company is not.

7.	See our last comment above. For both the Acceptable Company Nominees and the Opposed Company Nominees, you are recommending a "WITHHOLD" vote. Therefore, revise to explain the difference between the two groups, from Arkhouse's perspective and explain why you term certain nominees "acceptable" but are not recommending shareholders vote "FOR" those nominees.

Response: The Filing Persons have changed the references to “Acceptable Company Nominees” to “Other Company Nominees” in the Revised Preliminary Proxy Statement to further clarify that the Filing Persons are not supporting the Other Company Nominees.

The Filing Persons additionally respectfully advise the Staff that the Arkhouse Parties are not recommending a “WITHHOLD” vote for both the Opposed Company Nominees and the Other Company Nominees: they are recommending that the stockholders vote “WITHHOLD” on the election of the Opposed Company Nominees and make no recommendation with respect to the election of the Other Company Nominees. See pages iv, v, 9, 23, 28 and 39 of the Preliminary Proxy Statement and pages v, vi, 9, 22, 24, 29 and 42 of the Revised Preliminary Proxy Statement. In response to the Staff’s comments 6 and 7 above, the Filing Persons have supplemented their disclosure on page vi of the Revised Preliminary Proxy Statement to explain their reasons for not opposing (and making no recommendation with respect to the election of) the Other Company Nominees.

April 2, 2024

For purposes of completeness, (i) as disclosed on pages vi, vii, 24 and 29 of the Revised Preliminary Proxy Statement, the Arkhouse Parties intend to vote all of their own shares of Common Stock to “WITHHOLD” for both the Opposed Company Nominees and the Other Company Nominees (formerly referred to as “Acceptable Company Nominees”) and (ii) as disclosed on pages 20 and 42 of the Revised Preliminary Proxy Statement, if a stockholder returns a blue universal proxy card or blue voting instruction form and does not mark a vote with respect to any of the nominees, such stockholder’s shares of Common Stock will be voted “WITHHOLD” on the election of both the Opposed Company Nominees and the Other Company Nominees (formerly referred to as “Acceptable Company Nominees”).

8.	Refer to the following disclosure on page 26 of the proxy statement: "We further reserve the right to (i) withdraw any or all of the Arkhouse Nominees and/or (ii) nominate fewer than all of the Arkhouse Nominees listed herein and/or to re-designate one or more of such individuals as alternate nominees." Clarify the effect of "re-designating" someone as an "alternate nominee" in this context, including by explaining when and under what circumstances an alternate would or could serve. Similarly, describe the circumstances under which you might withdraw one or all of the Arkhouse Nominees.

Response: In response to the Staff’s comment, the Filing Persons have revised disclosure on page 26 of the Revised Preliminary Proxy Statement to remove the Arkhouse Parties’ reservation of right to re-designate individuals as alternative nominees, and to clarify that the Arkhouse Parties currently have no reason to believe that any Arkhouse Nominee will be unable to serve or for good cause will not serve as a director.

Incorporation by Reference, page 40

9.	Please update this section generally to reflect the fact that the Company has now filed its proxy statement.

Response: In response to the Staff’s comment, the Filing Persons have revised the Incorporation by Reference section on page 43 of the Revised Preliminary Proxy Statement to refer to the Company’s definitive proxy statement which has not yet been filed by the Company as of the date of the Revised Preliminary Proxy Statement.

General

10.	Please fill in the blanks throughout the proxy statement, including with respect to the identity of the Acceptable Nominees. Information that is subject to change may be bracketed to reflect this fact.

Response: In response to the Staff’s comment, the Filing Persons have revised disclosures throughout the Revised Proxy Statement to fill in blanks, other than with respect to matters that have not been finally determined or are not known at this time. As stated in the Filing Persons’ response to the Staff’s Comment 6 above, the Filing Persons are still in the process of finalizing the identities of the Other Company Nominees, and anticipate only being in a position to do so at the time the Filing Persons file a definitive proxy statement.

April 2, 2024

11.	All materials identified in the Notice of Internet Availability of Proxy Materials must be available at a specified website address that may not be the address of the Commission's electronic filing system. See Rule 14a-16(b)(3). Please revise generally throughout the proxy statement to provide your own website address where shareholders may access your proxy materials. See for example, page vi under "Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting."

Response: In response to the Staff’s comment, the Filing Persons confirm that the Filing Persons’ definitive proxy statement will list the address of an Arkhouse Parties-managed website as a location from where shareholders may access the Arkhouse Parties’ proxy materials.

12.	Please include clear and easily readable versions of your exhibits, as they are generally not legible. See Rule 12b-12(b).

Response: In response to the Staff’s comment, the Arkhouse Parties have liaised with their financial printer to attempt to provide clearer and more easily readable versions of certain Exhibits to the Revised Preliminary Proxy Statement.

13.	In your next filing, please address the Company’s proposal to approve the Macy’s, Inc. 2024 Equity and Incentive Compensation Plan. If you decide not to include this proposal on your card, you must revise your proxy statement to describe it and note that shareholders voting on your blue card will be disenfranchised with respect to this matter. If you choose to include it, please revise your preliminary proxy card and proxy statement accordingly.

Response: In response to the Staff’s comment, the Filing Persons have addressed the Company’s proposal to approve the Macy’s, Inc. 2024 Equity and Incentive Compensation Plan on page 32 of the Revised Preliminary Proxy Statement, and have revised the preliminary proxy card and proxy statement accordingly.

14.	Where you refer shareholders to the Company's proxy statement for information about its nominees, note that that document may be accessed without cost at the Commission's Web site. See Item 7(f) of Schedule 14A.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on pages v, 19, 26, 29 and 42 of the Revised Preliminary Proxy Statement to note that the Company’s preliminary proxy statement may be accessed “without cost” at the Commission’s Web site.

15.	Please disclose the impact that a change in control could have on the Company as a result of this proxy contest, including with regards to the Company's material agreements and compensation in plans (including the 2024 Plan).

Response: In response to the Staff’s comment, the Filing Persons have on page 25 of the Revised Preliminary Proxy Statement added disclosure of the impact that the election at the 2024 Annual Meeting of sufficient Arkhouse Nominees to constitute a majority of the Board could have on certain “change of control” provisions set forth in Company contracts. With respect to the Staff’s comment that the 2024 Plan be mentioned in such disclosure, the Filing Persons respectfully note that since the preliminary Company Proxy Statement filed by the Company on April 1, 2024 states on page 67 that the 2024 Plan would not go into effect unless and until approved by stockholders at the 2024 Annual Meeting (i.e., the same meeting at which any Arkhouse Nominee-related change of control would take place), the Filing Persons do not understand how an election of Arkhouse Nominees at the 2024 Annual Meeting could have an effect on the 2024 Plan (under which grants have not been made and cannot be made until after the 2024 Annual Meeting) and thus believe that including a discussion of the 2024 Plan in change of control-related disclosure would be inappropriate and confusing.

April 2, 2024

Form of Proxy, page II-1

16.	See our comments above. We continue to believe that labeling a group of director candidates as "Acceptable Company Nominees" without recommending that shareholders vote "FOR" such nominees may cause shareholder confusion.

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure throughout the Revised Preliminary Proxy Statement to redefine “Acceptable Company Nominees” as “Other Company Nominees”.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6404 or Richard Brand at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kiran S. Kadekar
Kiran S. Kadekar, Esq.

Via-E-mail:

cc:	Arkhouse Management Co. LP
Richard M. Brand, Cadwalader, Wickersham & Taft LLP